Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 9, 2024

VIA EDGAR CORRESPONDENCE

Mark Cowan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Cowan:

Re:	First Trust Series Fund (the “Trust”)
File Nos. 333-168727; 811-22452

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Series Fund (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 6, 2024 (the “Registration Statement”). The Registration Statement relates to the First Trust WCM Focused Global Growth Fund (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please supplementally confirm that new shares of the Fund will not be sold pursuant to the Registration Statement until after the proposed merger is consummated.

Response to Comment 2

The Registrant confirms that new shares of the Fund will not be sold pursuant to the Registration Statement until after the proposed merger is consummated.

Comment 3 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table and expense examples for the Fund. If appropriate, please also add a footnote to the fee table regarding “other expenses.”

Please also confirm that the fee waiver will be in effect for at least one year from the effective date.

Response to Comment 3

A completed fee table, updated with a new footnote, and expense examples have been attached hereto as Exhibit A.

The Registrant also confirms that the fee waiver will be in effect for at least one year from the effective date.

Comment 4 – Fees and Expenses of the Fund

Please confirm supplementally whether the Fund will pay WCM any recoupment of fees waived after the termination of its advisory agreement. If so, the Staff may have additional comments.

Please also confirm whether the example includes the fee waiver and/or expense reimbursement for the periods shown.

Response to Comment 4

The Fund confirms that no fee recoupment will be paid beyond the termination of an investment advisory agreement and that the expense example provided is reflective of any previously waived fees or reimbursed expenses.

Comment 5 – Principal Investment Strategies

The Staff notes the reference to “large” established multinational companies set forth in the third paragraph of the section entitled “Principal Investment Strategies.” Please clarify what the Fund considers to be a large company (i.e., market capitalization).

Response to Comment 5

The reference to “large” has been deleted from the referenced disclosure.

Comment 6 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 6

The Fund respectfully declines to revise the disclosure as requested by the Commission. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Commission guidance.

Comment 7 – Principal Risks

Please supplementally explain why the Fund does not include ESG Risk as a principal risk factor. Or, if appropriate to add, please revise accordingly.

Response to Comment 7

The Registrant confirms that while an analysis of ESG factors is a component of the Fund’s investment process, it is not a principal factor in such process. Therefore, the Registrant believes it is appropriate to not include ESG Risk as a principal risk of the Fund.

Comment 8 – Principal Risks

Please disclose China Risk as a principal risk of the Fund or supplementally explain why doing so would not be appropriate. If investments in China are a principal investment of the Fund, please also insert appropriate disclosure in the section entitled “Principal Investment Strategies.”

Response to Comment 8

The Registrant confirms that investments in China are not a principal investment strategy of the Fund. If investments in China become a principal investment strategy for the Fund in the future, the Registration Statement will be revised to include appropriate disclosure.

Comment 9 – Principal Risks

The Staff notes the disclosure “…the Federal Reserve has begun the process to reverse previously implemented quantitative easing…” in Current Market Conditions Risk set forth in the section entitled “Principal Risks.” Please consider whether this disclosure is accurate and, if not, revise accordingly.

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 10 – Principal Risks

The Staff notes Emerging Markets Risk set forth in the section entitled “Principal Risks.” Please consider revising this disclosure to include risks relating to market manipulation concerns.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 11 – Principal Risks

The Staff notes Management Risk set forth in the section entitled “Principal Risks.” Please consider revising this risk factor to clarify that references to “portfolio managers” relate to the Sub-Advisor, not the Advisor.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 12 – Principal Risks

Please consider adding New Fund Risk to the section entitled “Principal Risks” or supplementally explain why doing so would not be appropriate.

Response to Comment 12

The Registrant respectfully declines to add New Fund Risk to the section entitled “Principal Risks,” as it does not think it is appropriate to do so considering that the Fund is a successor fund and not a “new” fund and that adding such a disclosure might cause investor confusion.

Comment 13 – Annual Total Return

The Staff notes the following disclosure set forth in the section entitled “Annual Total Return”:

As the Predecessor Fund and Fund have a number of differences, including investment policies and practices, the Predecessor Fund’s past performance is not necessarily indicative of how the Fund will perform in the future.

Please consider revising this disclosure to align with the Fund’s related N-14 filing, which states that the Predecessor Fund’s and Fund’s investment policies and practices are substantially similar.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

While the Predecessor Fund and Fund have investment policies and practices that are substantially similar, the Predecessor Fund’s past performance is not necessarily indicative of how the Fund will perform in the future.

Comment 14 – Additional Information on the Fund’s Investment Objective and Strategies

Please update this section to account for comments given with respect to the section entitled “Principal Investment Strategies.”

The Staff also notes that the disclosures in Item 4 and Item 9 should be revised in the layered disclosure format required by Form N-1A, with the Item 4 information as a summary of the more detailed information in Item 9. Please revise accordingly.

Response to Comment 14

Pursuant to the Staff’s comment, the section entitled “Additional Information on the Fund’s Investment Objective and Strategies” has been updated to account for applicable comments given with respect to the section entitled “Principal Investment Strategies.”

The Registrant respectfully asserts that the disclosures set forth in Item 4 and Item 9 are layered in accordance with the requirements of Form N-1A. The disclosure set forth in Item 9 contains additional disclosure regarding the techniques that the Advisor may utilize when seeking to track the Index. Additionally, it contains a more robust description of the assets that may be held by the Fund in the section entitled “Fund Investments.”

Comment 15 – Management of the Fund

The Staff notes the disclosure “First Trust is paid an annual management fee equal to…” set forth in the section entitled “Management of the Fund—Management Fees.” Please confirm this disclosure is accurate. If not, please revise accordingly.

Response to Comment 15

The Registrant confirms that the referenced disclosure will be revised to reflect the Fund’s management fee and expense cap arrangement.

Comment 16 – Statement of Additional Information

Please hyperlink the reference to “Annual Report” discussed on the cover page of the Statement of Additional Information and as appropriate elsewhere.

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 17 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 17

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 18 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 18

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

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Please call me at (312) 845-3721 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors purchasing Institutional Class shares as “clean shares” may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other First Trust Advisors L.P. mutual funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in “Share Classes” on page 20 of this prospectus, “Investment in Fund Shares” on page 20 of this prospectus and “Purchase and Redemption of Fund Shares” on page 29 of the Fund’s statement of additional information (“SAI”).

Shareholder Fees
(fees paid directly from your investment)

	Investor Class	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Exchange Fee	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fees	0.85%	0.85%
Distribution and Service (12b-1) Fees	0.25%	—
Other Expenses(1)	0.29%	0.29%
Total Annual Fund Operating Expenses	1.39%	1.14%
Fee Waiver and Expense Reimbursement(2)	-0.09%	-0.09%
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	1.30%	1.05%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.
(2)	The Fund’s investment advisor has agreed to waive fees and reimburse expenses through _______________ so that Total Annual Fund Operating Expenses (excluding interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities, and extraordinary expenses) do not exceed 1.30% of the average daily net assets of Investor Class Shares, and 1.05% of the average daily net assets of Institutional Class shares shares. Fees waived or expenses borne by the Fund’s investment advisor and sub-advisor are subject to reimbursement by the Fund for up to three years from the date the fee was waived or expense was incurred, but no reimbursement payment will be made by the Fund at any time if it would result in the Fund’s expenses exceeding (i) the applicable expense limitation in place for the most recent fiscal year for which such expense limitation was in place, (ii) the applicable expense limitation in place at the time the fees were waived, or (iii) the current expense limitation. Expense limitations may be terminated or modified prior to their expiration only with the approval of the Board of Trustees of the First Trust Series Fund.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s annual operating expenses (excluding interest expense, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities, and extraordinary expenses) remain at current levels until _______________. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Redemption

Share Class	Investor	Institutional
1 Year	$132	$107
3 Years	422	344
5 Years	743	610
10 Years	1,653	1,370

No Redemption

Share Class	Investor	Institutional
1 Year	$132	$107
3 Years	422	344
5 Years	743	610
10 Years	1,653	1,370